SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated October 23, 2026, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, October 23, 2026 – CRESUD S.A.C.I.F. y A. (NASDAQ: CRESY, BYMA:CRES), transcribes below a summary of what was resolved in the Ordinary and Extraordinary General Shareholders' Meeting held on October 22, 2026.

FIRST ITEM: APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETING’S MINUTES.
It was resolved, by majority vote, to approve the appointment of the representatives of the shareholders ANSES-FGS and The Bank of New York Mellon ADRs (“BONY”) to approve and sign the minutes of the Meeting together with the Chair.

SECOND ITEM: CONSIDERATION OF DOCUMENTS CONTEMPLATED IN SECTION 234, PARAGRAPH 1, OF LAW NO. 19,550 FOR THE FISCAL YEAR ENDED JUNE 30, 2026.
It was resolved, by majority vote, to approve the documentation referred to in Section 234, Subsection 1 of Argentine General Corporations Law No. 19,550 (“AGCL”) corresponding to the fiscal year ended June 30, 2026.

THIRD ITEM: CONSIDERATION OF THE FINANCIAL RESULT FOR THE FISCAL YEAR ENDED JUNE 30, 2026, AMOUNTING TO A PROFIT OF $244,516,111,286.75 (TWO HUNDRED FORTY-FOUR BILLION FIVE HUNDRED SIXTEEN MILLION ONE HUNDRED ELEVEN THOUSAND TWO HUNDRED EIGHTY-SIX PESOS WITH 75/100). CONSIDERATION OF A DIVIDEND PAYABLE IN CASH AND/OR IN KIND OF UP TO $116,000,000,000 (ONE HUNDRED SIXTEEN BILLION PESOS).
It was resolved, by majority vote,
(i)
That 4.93% (four point ninety-three percent) of the restated net income for the fiscal year, amounting to ARS 12,747,982,972.79 (twelve billion seven hundred forty-seven million nine hundred eighty-two thousand nine hundred seventy-two pesos with seventy-nine cents), be allocated to the legal reserve, thus reaching 20% of the sum of the share capital and the comprehensive adjustment to share capital, in compliance with Section 70 of the AGCL regarding the legal reserve requirement and the CNV Rules.
(ii)
That a dividend of ARS 116,000,000,000 (one hundred sixteen billion pesos) be distributed to shareholders in proportion to their shareholdings, payable in cash and/or in kind, allocating (i) ARS 81,199,999,730.00 (eighty-one billion one hundred ninety-nine million nine hundred ninety-nine thousand seven hundred thirty pesos with zero cents) to a cash dividend; and (ii) the remaining ARS 34,800,000,270.00 (thirty-four billion eight hundred million two hundred seventy pesos with zero cents) to a dividend in kind, consisting of 15,097,614 (fifteen million ninety-seven thousand six hundred fourteen) ordinary shares issued by IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), held by the Company, with a par value of ARS 10 each, based on the closing market price of ARS 2,305 per IRSA ordinary share on October 21, 2026, delegating to the Board of Directors the implementation of payment in the most operationally efficient manner to make the dividend available to shareholders.
(iii)
That the remaining balance of the restated net income for the fiscal year, after deducting the legal reserve and the dividend, amounting to ARS 129,987,458,471.52 (one hundred twenty-nine billion nine hundred eighty-seven million four hundred fifty-eight thousand four hundred seventy-one pesos with fifty-two cents), be allocated to a discretionary reserve called “special reserve”, which may be used for future dividend distributions, share repurchases and/or new projects related to the Company’s business plan, delegating to the Board of Directors the timing of its implementation based on the aforementioned purposes and, if applicable, its payment should a dividend distribution be decided.

FOURTH ITEM: CONSIDERATION OF THE BOARD OF DIRECTORS’ PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2026.
It was resolved, by majority vote, to approve the performance of the Board of Directors for the fiscal year ended June 30, 2026, with respect to each of its members, as well as the performance of the Regular Directors who also serve as members of the Audit and Executive Committees, for the activities carried out during the fiscal year ended June 30, 2026.

FIFTH ITEM: CONSIDERATION OF THE SUPERVISORY COMMITTEE’S PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2026.
It was resolved, by majority vote, to approve the performance of the Supervisory Committee for the fiscal year ended June 30, 2026.

SIXTH ITEM: CONSIDERATION OF COMPENSATION PAYABLE TO THE BOARD OF DIRECTORS IN THE AMOUNT OF $869,203,490.97 (EIGHT HUNDRED SIXTY-NINE MILLION TWO HUNDRED THREE THOUSAND FOUR HUNDRED NINETY PESOS WITH 97/100) FOR THE FISCAL YEAR ENDED JUNE 30, 2026.
It was resolved, by majority vote: (i) to approve the compensation of the Board of Directors for a total amount of ARS 686,090,660.27 (six hundred eighty-six million ninety thousand six hundred sixty pesos with twenty-seven cents) corresponding to the fiscal year ended June 30, 2025. Such compensation includes technical and administrative functions performed by the Directors and is consistent with reasonable standards for executive compensation, taking into account the technical, operational, and business expertise of the Board members, their commitment to their duties, and comparable market practices in companies of similar size, all in accordance with the corporate governance practices established in the Company’s Corporate Governance Code; and (ii) to authorize the Board of Directors to (i) proceed with the timely allocation and distribution of such compensation in accordance with the specific duties performed by its members, and (ii) make monthly advance payments of directors’ fees, ad referendum of the next Ordinary Shareholders’ Meeting.

SEVENTH ITEM: CONSIDERATION OF COMPENSATION PAYABLE TO THE SUPERVISORY COMMITTEE IN THE AMOUNT OF $45,755,966.40 (FORTY-FIVE MILLION SEVEN HUNDRED FIFTY-FIVE THOUSAND NINE HUNDRED SIXTY-SIX PESOS WITH 40/100) (ALLOCATED AMOUNT) FOR THE FISCAL YEAR ENDED JUNE 30, 2026.
It was resolved, by majority vote, to pay the Supervisory Committee a total amount of ARS 45,755,966.40 (forty-five million seven hundred fifty-five thousand nine hundred sixty-six pesos with forty cents) for the tasks performed during the fiscal year ended June 30, 2026, delegating to the Supervisory Committee itself the individual allocation of such amount.

EIGHTH ITEM: DETERMINATION OF THE NUMBER AND APPOINTMENT OF REGULAR AND ALTERNATE DIRECTORS. DETERMINATION OF THEIR TERMS OF OFFICE FOR UP TO THREE FISCAL YEARS, AS PER SECTION TWELVE OF THE BYLAWS.
It was resolved, by majority vote: (i) to maintain at twelve (12) the number of Regular Directors and to set at five (5) the number of Alternate Directors; (ii) to renew the appointments of Messrs. Eduardo Sergio Elsztain, Saúl Zang and Alejandro Gustavo Casaretto and Ms. Mariana Renata Carmona as Regular Directors for a term of three fiscal years, i.e., until June 30, 2029; and (iii) to renew the appointment of Mr. Eduardo Ohan Kalpakian as Alternate Director for a term of three fiscal years, i.e., until June 30, 2029. It is hereby recorded that Mr. Eduardo Ohan Kalpakian, elected Alternate Director, qualifies as independent, while Messrs. Eduardo Sergio Elsztain, Saúl Zang and Alejandro Gustavo Casaretto and Ms. Mariana Renata Carmona, elected Regular Directors, qualify as non-independent, all in accordance with Section 11, Section III, Chapter III, Title II of the CNV Rules (2013 revision).

NINTH ITEM: APPOINTMENT OF REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE FOR A TERM OF ONE FISCAL YEAR.
It was resolved, by majority vote, to approve the appointment of Messrs. José Daniel Abelovich and Marcelo Héctor Fuxman and Ms. Noemí Ivonne Cohn as regular members of the Supervisory Committee, and Mmes. Cynthia Deokmellian and Paula Andrea Sotelo and Mr. Martín Ghirardotti as alternate members of the Supervisory Committee for a term of one fiscal year, putting on record that, pursuant to the CNV Rules, the nominees act in their independent capacity and that they have provided remunerated professional assistance in connection with companies referred to in Section 33 of the AGCL. It was further proposed that the proposed members of the Supervisory Committee be authorized to discharge duties in such capacity in other companies pursuant to Sections 273 and 298 of the AGCL.

TENTH ITEM: APPOINTMENT OF CERTIFYING ACCOUNTANTS FOR THE FISCAL YEAR ENDING JUNE 30, 2027.
It was resolved, by majority vote, to approve the appointment, as certifying accountants for the fiscal year ending June 30, 2027, of PRICEWATERHOUSE & Co., member firm of PricewaterhouseCoopers, with Mr. Martín Barbafina as Regular External Auditor and Mr. Andrés Suárez as Alternate External Auditor..

ELEVENTH ITEM: APPROVAL OF COMPENSATION PAYABLE TO CERTIFYING ACCOUNTANTS FOR THE FISCAL YEAR ENDED JUNE 30, 2026.
It was resolved, by majority vote, to approve fees in the amount of ARS 601,678,736 (six hundred one million six hundred seventy-eight thousand seven hundred thirty-six pesos) for the tasks performed by the certifying accountants for the fiscal year ended June 30, 2026.

TWELFTH ITEM: TREATMENT OF THE AMOUNTS PAID AS PERSONAL ASSETS TAX BY THE COMPANY ACTING AS SUBSTITUTE TAXPAYER ON BEHALF OF THE SHAREHOLDERS.
It was resolved, by majority vote, that the amounts previously paid by the Company as substitute taxpayer on behalf of the shareholders, totaling ARS 4,296,165,412.44 (four billion two hundred ninety-six million one hundred sixty-five thousand four hundred twelve with 44/100), be fully absorbed by the Company.

THIRTEENTH ITEM: CONSIDERATION OF THE ANNUAL BUDGET FOR THE IMPLEMENTATION OF THE AUDIT COMMITTEE’S ANNUAL PLAN.
It was resolved, by majority vote, to approve a budget of ARS 15,300,000 (fifteen million three hundred thousand pesos) for the implementation of the Annual Plan of the Company’s Audit Committee.

FOURTEENTH ITEM: AUTHORIZATION TO CARRY OUT REGISTRATION PROCEEDINGS RELATING TO THIS SHAREHOLDERS’ MEETING BEFORE THE ARGENTINE SECURITIES COMMISSION, BOLSAS Y MERCADOS ARGENTINOS S.A., CAJA DE VALORES S.A. AND THE GENERAL INSPECTION OF CORPORATIONS.
It was resolved, by majority vote, to approve the appointment of attorneys Mmes. María Laura Barbosa, Carolina Zang, María Angélica Grisolía, Lucila Huidobro, Pilar Isaurralde, Nadia Dib and Maja del Valle Quiroga, Messrs. Gastón Di Iorio, Francisco Durán and Gonzalo Sifon, and Ms. Andrea Muñoz, so that, acting individually and separately, they may carry out all such actions and/or formalities as may be required to secure authorization and/or registration of the resolutions adopted at this Shareholders’ Meeting by the Argentine Securities Commission, Bolsas y Mercados Argentinos S.A., Caja de Valores S.A. and the General Inspection of Corporations, with powers to file applications, sign briefs, accept and implement changes, be served notice, answer notices and/or objections, be served notice of resolutions, publish legal notices and carry out all such ancillary acts as may be required in connection with the authorization and/or registration referred to above.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
October 23, 2026
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